

16013820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
416

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stanford Investment Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 West El Camino Real, Suite 520

(No. and Street)

Mountain View	**CA**	**94040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen A. Dietz **(650) 941-1717**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Helen A. Dietz**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Stanford Investment Group, Inc.** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President, CEO

Title

Subscribed and sworn to before me
this ____ day of ________ 2016

See Attached

Notary Public

This report* contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Note: Various exchanges may require an additional letter of attestation.

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of changes in Stockholders' Equity or Partners' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of net capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3 -3.
- ☒ (i) Information Relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under rule 15c3-1 and the Computation for Determination of the Reserve Requirements under exhibit A of Rule15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.[4]
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

[4] SEC Rule 17a-5(e)(4) states that the Securities Investor Protection Corporation supplemental report should be bound separately.

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2016, by
Date *Month* *Year*

(1) Helen A. Dietz

(and (2)________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


NATALIE KENNEDY
Commission # 2016054
Notary Public - California
Santa Clara County
My Comm. Expires Mar 29, 2017

Signature ________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: SIG Financial Statements **Document Date:** ________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ________________



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Stanford Investment Group, Inc.

We have audited the accompanying statement of financial condition of Stanford Investment Group, Inc. (the "Company") as of December 31, 2015 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Investment Group, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV "supplemental information" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 25, 2016

Stanford Investment Group, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents (including money market accounts of $653,035)	$ 1,234,147
Prepaid expenses	44,821
Leasehold improvements and office equipment, net of accumulated depreciation and amortization of $262,435	70,378
Total Assets	$ 1,349,346

Liabilities and Stockholders' Equity

Liabilities:	
Dividends payable	$ 400,000
Accrued vacation payable	38,662
Accrued expenses	60,412
Deferred lease incentives	14,962
Total Liabilities	514,036
Stockholders' Equity:	
Common stock, no par value:	
Authorized - 500,000 shares;	
Issued and outstanding - 212,222 shares	117,200
Retained earnings	718,110
Total Stockholders' Equity	835,310
Total Liabilities and Stockholders' Equity	$ 1,349,346

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Operations
Year Ended December 31, 2015

Revenues:	
Investment advisory, insurance, and planning services	$ 5,386,202
Commissions	139,535
Interest Income	822
Total Revenues	5,526,559
Expenses:	
Salaries and employee benefits	3,741,533
Technology and software support	186,984
Rent	174,141
Commissions	4,822
Other operating expenses	644,498
Total Expenses	4,751,978
Income Before Income Taxes	774,581
Income Taxes	(15,240)
Net Income	$ 759,341

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2015

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, beginning of year	212,222	$ 117,200	$ 1,472,769	$ 1,589,969
Dividends	-	-	(1,514,000)	(1,514,000)
Net income	-	-	759,341	759,341
Balances, end of year	212,222	$ 117,200	$ 718,110	$ 835,310

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2015

Operating activities:	
Net income	$ 759,341
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	43,337
Amortization of deferred lease incentive	(14,962)
Decrease in commissions receivable	8,965
Decrease in prepaid expenses	3,435
Decrease in wages and commissions payable	(1,750)
Increase in accrued and deferred liabilities	(26,000)
Total adjustments	13,025
Net cash flows provided by operating activities	772,366
Investing activities:	
Purchase of leasehold improvements and office equipment	(10,405)
Financing activities:	
Dividends Paid	(1,604,000)
Net decrease in cash and cash equivalents	(842,039)
Cash and cash equivalents, beginning of year	2,076,186
Cash and cash equivalents, end of year	$ 1,234,147

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Stanford Investment Group, Inc. (Company) was incorporated in the state of California in 1981. It was registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and was a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the SEC under the Investment Advisory Act of 1940.

Effective December 31, 2015, the Company withdrew its membership registration with the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB) and with the Securities Investor Protection Corporation (SIPC). FINRA accepted the Company's withdrawal from membership on February 2, 2016.

The Company will continue operations as an SEC Registered Investment Adviser.

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company uses the cash method of accounting for income tax purposes.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts with commercial banks, which at times may exceed federally insured limits. It also maintains its cash in money market accounts which are not federally insured. The Company has not experienced any losses in such accounts.

Revenue

Investment advisory fees are billed at the beginning of each quarter and recognized monthly as earned in accordance with the terms of the investment advisory contracts. Commission revenue is recorded on a trade-date basis as securities transactions occur. Insurance and planning service fees are recognized when earned in accordance with terms of the contracts.

1. Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to Federal income taxes, nor is it allowed a net operating loss carry-over or carry-back deduction. Accordingly, no provisions have been made for Federal income taxes. Instead, stockholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800. Any temporary differences arising from recording state taxes are immaterial and accordingly, do not generate any deferred tax asset or liability. The Company could also be subject to the built-in gains tax during the first ten years of the S election if certain events occur.

Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements are recorded at cost. Depreciation on office equipment is computed under the straight-line method using estimated useful lives of 5 to 7 years. Amortization on leasehold improvements is computed under the straight-line method using the remaining life of the lease at the time the improvements are placed in service.

Deferred Lease Incentives

Lease incentives are amortized over the life of the lease.

Use of Estimates

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $720,110 which was $685,841 in excess of its required net capital of $34,269. The Company's ratio of aggregate indebtedness to net capital was .714 to 1.

3. Retirement Plan

The Company has a 401(k) retirement plan covering all eligible employees. An employee's eligibility begins immediately and the employer contributions to the plan consist of matching the employee's contributions as well as an option to make a discretionary company contribution to be allocated in proportion to compensation. Employer contributions made to the plan totaled $103,498 for the year.

4. Lease Commitments

The Company leases its office facilities under a long term operating lease. On, and effective, January 1, 2011, the Company negotiated new lease terms with the landlord that will expire on December 31, 2016. Included in lease expense is an estimate of the Company's pro-rata share of the building's operating and maintenance expenses. As a result of scheduled changes to rent payments over the term of the lease, the total amount to be paid under the lease for its entire term is recognized on a straight-line basis. Future minimum payments under the operating lease are as follows:

Year Ending December 31,	
2016	$ 207,000

5. Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $15,240.

Dividends paid in the calendar year for the prior year were $490,000.

Dividends paid in the calendar year for the current year were $1,114,000.

Dividends payable at the end of the calendar year were $400,000.

6. Subsequent Events

During the period January 1, 2016 to February 18, 2016, the Company distributed $400,000 to the stockholders.

During 2015, the Company's Board of Directors approved an incentive stock plan. No stock awards were granted in 2015. In January 2016, the Company granted a total of 16,000 shares to three key-employees with a three-year vesting schedule.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Stanford Investment Group, Inc. as of December 31, 2015

Item					
1. Total ownership equity from Statement of Financial Condition			$ 835,309	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			835,309	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 835,309	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	115,199	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610	(115,199)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 720,110	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 720,110	3750

OMIT PENNIES

Notes:
Non-allowable assets:

Commissions/Fees receivable	$ 0
Prepaid expenses	44,821
Leasehold improvements and office equipment, net	70,378
	$115,199

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Stanford Investment Group, Inc. as of December 31, 2015

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)	$	34,269	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	34,269	3760
14.	Excess net capital (line 10 less 13)	$	685,841	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	668,706	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Sub-amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	514,037	3790
17.	Add:						
A.	Drafts for immediate credit	$		3800			
B.	Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C.	Other unrecorded amounts (List)	$		3820			3830
19.	Total Aggregate indebtedness				$	514,037	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)					71.38%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess capital (line 10 or 24)		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

Stanford Investment Group, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2015

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

Stanford Investment Group, Inc.
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2015

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

SCHEDULE IV

Stanford Investment Group, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2015

1. Reconciliation of Computation of Net Capital to Respondent's Computation

There are no differences between the computation as per Schedule I and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Stanford Investment Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stanford Investment Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
February 25, 2016


STANFORD
INVESTMENT
GROUP, INC.

EXEMPTION REPORT

January 17, 2016

STANFORD INVESTMENT GROUP, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of our knowledge and belief, the Company states the following:

(1) The Company claims and has claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the 2015 fiscal year without exception.

Stanford Investment Group, Inc.

We, Helen A. Dietz and Lisa M. Barnea, affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

By: 
Helen A. Dietz
President/CEO

Date: Jan 19, 2016

By: 
Lisa M. Barnea
CFO/FINOP

Date: January 19, 2016

FINRA Membership Agreement dated August 2, 2007 states Company will operate pursuant to SEC Rule 15c3-3(k)(2)(i).

2570 W. El Camino Real, Suite 520 • Mountain View, CA • 94040
Tel: 650-941-1717 • Fax: 650-941-3131 • www.stanfordinvestment.com
Member FINRA/SIPC

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

The Board of Directors of
Stanford Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Stanford Investment Group, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Company's compliance with the applicable instructions of Form SIPC-7.The company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the general ledger and the corresponding payments, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for papers for revenues from the distribution of shares of a registered open end investment company or unit investment trust, from sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers for commissions and clearance fees paid to other SIPC members and interest and dividends expense supporting the adjustments noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



San Francisco, CA
February 25, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******1162*******************ALL FOR AADC 940
027208 FINRA DEC
STANFORD INVESTMENT GROUP INC
2570 W EL CAMINO REAL STE 520
MOUNTAIN VIEW CA 94040-1315

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 13,535

B. Less payment made with SIPC-6 filed (exclude interest) (6,753)

July 27, 2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6,782

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,782

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,782

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stanford Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

Lisa M. Barnes
(Authorized Signature)

Dated the 18th day of February, 2016.

CFO + CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,526,559
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	112,707
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): -0- (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	112,707
2d. SIPC Net Operating Revenues	$ 5,413,852
2e. General Assessment @ .0025	$ 13,535

(to page 1, line 2.A.)

STANFORD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2015

STANFORD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2015